Exhibit 99.1

Glass House Brands Appoints Hilal Tabsh as Chief Revenue Officer

LONG BEACH, CA and TORONTO, MAY 17, 2022 // -- Glass House Brands Inc. ("Glass House" or the "Company") (NEO: GLAS.A.U) (NEO: GLAS.WT.U) (OTCQX: GLASF) (OTCQX: GHBWF), one of the fastest-growing, vertically-integrated cannabis companies in the U.S., today announced that Hilal Tabsh has been appointed Chief Revenue Officer ("CRO") of Glass House effective immediately.

"It is with great pleasure that we welcome Hilal to the Glass House family as our new CRO," said Kyle Kazan, Chairman and Chief Executive Officer of Glass House. "As we look to integrate PLUS and complete our acquisition of Natural Healing Center (NHC)1, as well as ramp up production and sales from our SoCal facility, Hilal’s extensive experience and success in brand building, sales, marketing and growing distribution channels will be an invaluable asset."

As a 20-year Consumer Packaged Goods (CPG) industry veteran, Mr. Tabsh brings a wealth of experience to his new role. Hilal worked at Red Bull GmbH for fifteen years across two continents. Initially based in Dubai, he served as the head of sales and marketing strategy, overseeing the Middle East, Africa and Pacific regions. After that, Mr. Tabsh served eight years as the Head of Sales and Marketing for Red Bull North America. In this role, he directly managed more than 150 team members and over 200 distribution partners that were key to growing the Red Bull footprint across the U.S. He was responsible for partner development, product launches, sales and route-to-market distribution strategy, directly overseeing over US$1B in annual revenue.

After departing Red Bull, Hilal co-founded and managed the sales, distribution and brand building activities of Limited Beverages; and also developed Limitless Lightly Caffeinated Sparkling Water. Following a period of rapid growth, the company was acquired by Keurig Dr. Pepper within three years of its founding.

Hilal subsequently joined the cannabis industry as a Senior Vice President at BellRock Brands, based in Denver, Colorado. In this role, he led sales, marketing, and distribution efforts, coupled with the development of the company's e-commerce strategy, and was able to grow the distribution footprint by 10x during his time in the role. Under his leadership, Dixie Brands, Mary’s Medicinal’s, Mary’s Nutritional’s and Mary’s Tails became household brands available in major dispensaries, retailers, and distributors across North America.

Most recently, Hilal was the Chief Revenue Officer at SlangWorldWide, where he oversaw strategy, sales growth and brand development for the company’s CBD and THC product lines across North America. Among his achievements were the streamlining of product lines across brands, eliminating all non-profitable SKUs, decreasing overhead and the building of a four-year revenue growth plan with a clear strategy, timeline and KPI milestones.

Footnotes and Sources:

1.	Glass House has executed definitive agreements (the "Agreements") to acquire 100% of the equity interests in three retail assets: two operating retail dispensaries and one retail dispensary slated to open in Q3 2022. Glass House is working to complete the transaction. For more information, see here.

About Glass House

Glass House is one of the fastest-growing, vertically integrated cannabis companies in the U.S., with a dedicated focus on the California market and building leading, lasting brands to serve consumers across all segments. From its greenhouse cultivation operations to its manufacturing practices, from brand-building to retailing, the company's efforts are rooted in the respect for people, the environment, and the community that co-founders Kyle Kazan, Chairman and CEO, and Graham Farrar, President, instilled at the outset. Through its portfolio of brands, which includes Glass House Farms, Forbidden Flowers, and Mama Sue Wellness, Glass House is committed to realizing its vision of excellence: outstanding cannabis products, produced sustainably, for the benefit of all. For more information and company updates, visit www.glasshousegroup.com.

Forward Looking Statements

This news release contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements include, without limitation, that Glass House Brands looks to complete its acquisition of Natural Healing Center (NHC). All forward-looking statements, including those herein are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including Glass House Brands’ ability to complete its acquisition of Natural Healing Center (NHC), and other risks disclosed in the Company's public filings on SEDAR at www.sedar.com. Accordingly, readers should not place undue reliance on forward-looking statements.

For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR at www.sedar.com. The forward-looking statements in this news release speak only as of the date of this news release or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward- looking information, whether as a result of new information, future events or otherwise, other than as required by law.

SOURCE Glass House Brands Inc.

For further information, please contact:

Glass House Brands Inc.

John Brebeck, Vice President of Investor Relations

T: (562) 264 5078

ir@glasshousebrands.com

Jamin Horn, General Counsel and Corporate Secretary

T: (562) 264 5078

jamin@glasshousegroup.com